Mail Stop 3010

December 2, 2009

Mr. Walter C. Rakowich
Chief Executive Officer
Prologis
4545 Airport Way
Denver, CO 80239

> **Re: Prologis**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-12846**

Dear Mr. Rakowich:

We have reviewed your response letter dated October 8, 2009, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Funds From Operations, page 57

1.   We note that you have adjusted FFO to arrive at FFO, excluding significant non-cash items, for certain recurring items. Please provide a more robust disclosure for each of these reconciling items individually. Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

If you have any questions regarding comments on the financial statements and related matters, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief